

PittMoss, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
PittMoss, LLC

We have audited the accompanying balance sheets of PittMoss, LLC as of December 31, 2020 and 2021, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of PittMoss, LLC as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 17, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	227,146	271,009
Accounts Receivable, net of Allowance	157,781	157,183
Prepaid Expenses	12,592	18,916
Inventory	207,386	114,843
Total Current Assets	604,906	561,951
Non-current Assets		
Property & Equipment, and Leasehold Improvements, net of Accumulated Depreciation	146,810	195,709
Intangible Assets: Patent, net of Accumulated Amortization	36,055	34,983
Security Deposits	104,646	104,646
Other Assets		
Total Non-Current Assets	287,510	335,338
TOTAL ASSETS	892,416	897,290
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	201,786	103,753
Accrued Expenses	59,899	17,102
Note Payable - Related Party	51,442	-
Other Payable	3,395	-
Other Liabilities	425	-
Total Current Liabilities	316,947	120,855
Long-term Liabilities		
EIDL	153,505	162,358
PPP Loan	-	61,360
Future Equity Obligations (SAFE Notes)	698,080	241,850
Note Payable - Related Party	145,011	-
Total Long-Term Liabilities	996,596	465,568
TOTAL LIABILITIES	1,313,543	586,424
EQUITY		
Members' Capital	5,069,786	4,668,363
Accumulated Deficit	(5,490,913)	(4,357,497)
Total Equity	(421,127)	310,866
TOTAL LIABILITIES AND EQUITY	892,416	897,290

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	934,960	563,821
Cost of Revenue	888,372	445,309
Gross Profit	46,588	118,512
Operating Expenses		
Advertising and Marketing	191,459	216,584
General and Administrative	726,084	626,472
Research and Development	49,119	38,930
Rent and Lease	130,634	107,775
Bad Debt Expense	63,040	27,478
Depreciation	73,869	42,686
Total Operating Expenses	1,234,203	1,059,924
Operating Income (loss)	(1,187,615)	(941,412)
Other Income		
Interest Income	-	-
Other	75,531	45,995
Total Other Income	75,531	45,995
Other Expense		
Interest Expense	21,332	2,358
Other	-	-
Total Other Expense	21,332	2,358
Provision for Income Tax	-	-
Net Income (loss)	(1,133,416)	(897,776)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,133,416)	(897,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	73,869	42,686
Accounts Payable	98,033	42,985
Accrued Expenses	42,797	(1,468)
Inventory	(92,543)	(27,613)
Accounts Receivable, net of Allowance	(598)	(2,256)
Prepaid Expenses	6,324	(3,261)
Stock-Based Compensation	7,498	21,375
PPP Loan Forgiveness	(61,360)	-
Other	425	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	74,444	72,448
Net Cash provided by (used in) Operating Activities	(1,058,972)	(825,328)
INVESTING ACTIVITIES		
Property & Equipment	(24,969)	(2,581)
Patent	(1,072)	(1,875)
Net Cash provided by (used by) Investing Activities	(26,041)	(4,456)
FINANCING ACTIVITIES		
Capital Contributions	393,926	419,000
Future Equity Obligations (SAFE Notes)	456,230	241,850
Debt Issuance - Related Party	196,453	-
Debt Issuance	3,395	-
EIDL	(8,854)	162,358
PPP Loan	-	61,360
Net Cash provided by (used in) Financing Activities	1,041,151	884,568
Cash at the beginning of period	271,009	216,224
Net Cash increase (decrease) for period	(43,863)	54,785
Cash at end of period	227,146	271,009

| | Common Units | Preferred Units | | | Total |
	# of Units	# of Units	Contributions/(Distributions)	Accumulated Deficit	Member Equity
Beginning Balance at 1/1/2020	7,590,821	38,413,557	4,227,987	(3,459,720)	768,267
Capital Contributions	-	3,451,673	419,000	-	419,000
Stock-Based Compensation	-	-	21,375	-	21,375
Net Income (Loss)	-	-	-	(897,776)	(897,776)
Ending Balance 12/31/2020	7,590,821	41,865,230	4,668,362	(4,357,496)	310,866
Capital Contributions	-	3,245,110	393,926	-	393,926
Stock-Based Compensation	-	-	7,498	-	7,498
Net Income (Loss)	-	-	-	(1,133,416)	(1,133,416)
Prior Period Adjustment	-	-	-	-	-
Ending Balance 12/31/2021	7,590,821	45,110,340	5,069,785	(5,490,912)	(421,127)

PittMoss, LLC
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PittMoss, LLC ("the Company") was incorporated in the State of Delaware on January 6th, 2015. The Company makes and sells next generation growing media made from recycled paper and a proprietary mix of organic additives. The Company's headquarters are in Ambridge, Pennsylvania.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its potting soil products. Payments are generally collected net thirty, and revenue is recognized upon delivery, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Property & Equipment	5 - 10	421,172	294,838	-	126,334
Leasehold Improvements	40	61,720	41,245	-	20,475
Grand Total	-	482,892	336,082	-	146,810

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2020 and 2021, the Company's allowance for doubtful accounts was $29,244 and $76,826, respectively.

Inventory

The Company's inventory consists of raw materials, packaging, and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory Type	2021	2020
Raw Materials	58,223	27,819
Packaging	93,500	41,810
Finished Goods	55,663	45,214
Grand Total	207,386	114,843

Intangible Assets

The Company's intangible asset consists of a patent and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 20 years. Because this patent has not been placed into service yet, no amortization has been recoded as of the date of these financials. The ending balance of this asset was $34,983 and $36,055 as of December 31, 2020 and 2021, respectively.

Other Income

In 2020, the Company sold a future tax credit in the amount of $45,995. In 2021, the Company's PPP loan of $61,630 was forgiven in full, and the Company recognized its $10,000 EIDL grant as other income in 2021 as well (please see "Debt" note for further information).

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2020, the Company authorized an Equity Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 3,870,620 Common Units were allocated towards this Plan to be granted in the form of Shares and Share Options ("the Awards"). Option awards are granted with an exercise price not less than 100% of the fair market value on the date of grant, unless specifically determined otherwise by the Board at the time of the grant. Those option awards generally vest based on two to four years of continuous service and have 10-year contractual terms. As of December 31, 2020, 505,000 shares have been issued under this Plan with 356,250 of those shares having already vested. The Company has recorded stock-based compensation in the amounts of $21,375 and $7,498 as of December 31, 2020 and 2021, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, December 31, 2019	-	$ -
Granted	505,000	$ 0.090
Exercised	-	$ 0.090
Expired/cancelled	-	$ 0.090
Total options outstanding, December 31, 2020	505,000	$ 0.090
Granted	1,785,000	$ 0.090
Exercised	-	$ 0.090
Expired/cancelled	(185,000)	$ 0.090
Total options outstanding, December 31, 2021	2,105,000	$ 0.090
Options exercisable, December 31, 2021	478,750	$ 0.090

	Nonvested Options	Weighted Average Fair Value ($)
Nonvested options, December 31, 2019	-	-
Granted	505,000	30,300
Vested	(356,250)	(21,375)
Forfeited	-	-
Nonvested options, December 31, 2020	148,750	8,925
Granted	1,785,000	124,950
Vested	(126,250)	(7,575)
Forfeited	(185,000)	(12,125)
Nonvested options, December 31, 2021	1,622,500	113,575

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Pennsylvania.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2021, the Company entered into an unsecured loan agreement with a shareholder for $200,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the interest rate will increase to 8% until maturity in February 2022. In August 2021, this loan agreement was amended to extend its maturity to August 2027 with an interest rate of 7.50%. In October 2021, this loan agreement was amended a second time to change its principal amount to $150,000 and extend its maturity to October 2027 bearing the same interest rate as before. Furthermore, $50,000 of the original principal balance was converted into 411,894 shares of Preferred Units. The ending balance of this loan was $145,011 as of December 31, 2021.

In February 2021, the Company entered into an unsecured loan agreement with a shareholder for $50,000 with a term of one year. During the first 6 months, this loan will bear an interest rate of 7% until August 2021, after which the interest rate will increase to 8% until maturity in February 2022. The ending balance of this loan was $51,442 as of December 31, 2021 (please see "Subsequent Events" notes for further information).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $61,360 with an interest rate of 1% and maturity in April 2022. This loan was not secured and was forgiven in full in April 2021 (please see "Other Income" note for further information).

In June 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity in 30 years. A total of $10,000 of the EIDL balance consisted of an advance received from the Small Business Association (SBA). This loan is secured by all tangible and intangible personal property and had an ending balance of $162,358 and $153,505 as of December 31, 2020 and 2021, respectively.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties through a crowdfunding portal. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the Standard Preferred Stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the Company immediately prior to an equity financing event. Total capitalization of the Company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. Each agreement is subject to a valuation cap of $7M - $7.5M.

Please see "Related Party Transactions" regarding two loan agreements with shareholders.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	75,751
2023	25,482
2024	27,573
2025	29,584
2026	31,746
Thereafter	**163,216**

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has issued 7,590,821 Common Units as of December 31, 2020 and 2021. Each holder of Common Units is entitled to one vote per unit.

The Company has issued 41,865,230 and 45,110,340 Preferred Units as of December 31, 2020 and 2021, respectively. Preferred Units accrue distributions of $0.005 per year, per unit, but are only payable when and if declared by the Company's management. The Company is under no obligation to pay such accruing distributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2022, the date these financial statements were available to be issued.

In February 2022, the $50,000 loan from a shareholder was repaid in full (please see "Related Party" note for further information). In March 2022, the Company entered into a new loan with the same shareholder for $100,000 with an interest rate of 7% and maturity in September 2022.

In the first 6 months of 2022, the Company issued an additional 7,271,790 shares of Series Seed Preferred Units in exchange for $882,726.

Throughout 2022, the Company raised $195,000 through convertible promissory notes bearing simple interest rates of 5% and maturities in 2025. These notes shall automatically convert into the same series and class of shares upon the closing of an equity financing event at a rate obtained by dividing (a) the note's purchase price by (b) the lesser of (i) the lowest price per unit issued in the equity financing event at a 15% discount, or (ii) the quotient obtained by dividing a valuation cap of $15M by the number of units issued and outstanding on a fully-diluted basis.

In September 2022, the Company entered into two unsecured loan agreements for a total of $50,000 with terms of one year. One of these loans is from a current Board Member. During the first 6 months, these loans will bear an interest rate of 7% until March 2023, after which the interest rate will increase to 8% until maturity in September 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities during the periods under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.